Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 18, 2007

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Dice Holdings, Inc. Amendment No. 3

Registration Statement on Form S-1 (File No. 333-141876)

Ladies and Gentlemen:

On behalf of Dice Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”) of the Company, together with Exhibits, marked to indicate changes from Amendment No. 2 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on June 8, 2007.

Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Pamela Long, dated June 14, 2007 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 3. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 3 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

Critical Accounting Policies, page 51

1.

We note your revised disclosure in response to comment 7 in our letter dated June 4, 2007. Please revise your disclosure to clarify why you believe it is appropriate to exclude the amortization of intangible assets from your discounted cash flow analysis. Furthermore, please also clarify your disclosure to state, if

Dice Holdings, Inc.

correct, that the 40% operating profit margin does take into consideration cash expenditures for product development, other technological updates and advancements related to your websites, candidate databases, et cetera.

Response to Comment 1

The registration statement has been revised in response to the Staff’s comment. Please see page 54 to Amendment No. 3.

2.	We note your revised disclosure in response to comment 14 in our letter dated June 4, 2007. Please provide a more comprehensive explanation of the factors that support a marketability discount of 40% as of January 31, 2007. Such explanation should also discuss the timing of when you began contemplating your IPO. Please refer to Todd Hardiman’s speech on December 6, 2004 at the 2004 AICPA National Conference on Current SEC and PCAOB Developments for additional guidance. Finally, please include a sensitivity analysis for the 40% marketability discount. Specifically, please disclose the amount of additional compensation expense you would need to recognize over the vesting period using a 20% marketability discount for the stock options granted on January 31, 2007, including the amount of additional annual compensation expense you would have recognized.

Response to Comment 2

The registration statement has been revised in response to the Staff’s comment. Please see page 58 to Amendment No. 3.

3.	Please revise your disclosure to state how you estimated the fair value of your common stock in connection with your May 9, 2007 grant date. Please ensure your disclosure addresses all stock option grants that occur during fiscal year 2007 through the date of your IPO. We also remind you that once you have determined your IPO price range, you will need to include robust disclosure addressing each of the significant factors contributing to the difference between the fair value of your common stock at the most recent grant date and the estimated IPO price range. The greater the difference between the estimated fair value at the most recent grant date and your IPO price range the more comprehensive your disclosure will need to be.

Dice Holdings, Inc.

Response to Comment 3

The registration statement has been revised in response to the Staff’s comment. The Company has also expanded the relevant discussion to address each significant factor contributing to the difference between the fair value of its common stock at the most recent grant date and the estimated IPO price, as requested by the Staff in Comment 35 in the Staff’s comment letter to the Company dated May 3, 2007. Please see pages 57-60 to Amendment No. 3.

Results of Operations, page 57

4.	We note your response to comment 15 in our letter dated June 4, 2007 that you do not believe that the combined presentation for fiscal year 2005 violates Item 10(e) of Regulation S-K. It remains unclear to us how you arrived at this conclusion given that you are summing the financial results of two incomparable periods (i.e., the predecessor and successor periods) to arrive at a full year presentation. Furthermore, it is unclear to us how you have provided a reconciliation of the non-GAAP measure and the most directly comparable US GAAP measure, as there is no directly comparable US GAAP measure for the full year period. As such, please revise your MD&A results of operations discussion to remove the combined financial information presentation, as previously requested.

Response to Comment 4

The registration statement has been revised in response to the Staff’s comment. Please see pages 61 and 66-73 to Amendment No. 3.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact either John C. Kennedy at (212) 373-3025 or the undersigned at (212) 373-3360.

Sincerely,

/s/ Brett D. Nadritch

Brett D. Nadritch, Esq.

cc:	Brian P. Campbell, Esq.

Dice Holdings, Inc.

Michael Kaplan, Esq.

Davis Polk & Wardwell